09058595

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53698

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1 /01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Chicago Analytic Trading Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

345 East Ohio Street, Suite 4212
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Silver & Company
(Name – *if individual, state last, first, middle name*)

5750 Old Orchard Road, Suite 200 (Address) Skokie (City) IL (State) 60077 (Zip Code)

MAR 0 2 2009
Washington, DC
111

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sharath M. Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of February 24, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER R THOMAS
Notary Public - State of Illinois
My Commission Expires Jun 13, 2012

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, Manda B. Sury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Chicago Analytic Trading Company, LLC, as of February 24, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JENNIFER R THOMAS
Notary Public - State of Illinois
My Commission Expires Jun 13, 2012

Signature

Principal
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CHICAGO ANALYTIC TRADING COMPANY, LLC

TABLE OF CONTENTS

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, R.I.A.
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

INDEPENDENT AUDITORS' REPORT

To the Members
Chicago Analytic Trading Company, LLC

We have audited the accompanying statements of financial condition of Chicago Analytic Trading Company, LLC as of December 31, 2008 and 2007, and the related statements of income and members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chicago Analytic Trading Company, LLC as of December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information on pages 7 and 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements. The additional information on page 7 has not been subjected to the auditing procedures applied in the audits of the basic financial statements and, accordingly, we express no opinion on it. The additional information on page 8 is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Michael Silver & Co.
Certified Public Accountants

Skokie, Illinois
February 24, 2009

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31

	2008	2007
ASSETS		
Current Assets		
Cash	$ 492,873	$ 166,993
Prepaid expenses	13,205	11,063
Total current assets	506,078	178,056
TOTAL ASSETS	$ 506,078	$ 178,056
LIABILITIES AND MEMBERS' EQUITY		
Current Liabilities		
Accounts payable and accrued liabilities	$ 61,317	$ 31,138
Members' Equity	444,761	146,918
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 506,078	$ 178,056

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF INCOME AND MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31

	2008	2007
Revenue	$ 354,954	$ 35,003
Operating Expenses	101,622	72,618
Operating Income (Loss)	253,332	(37,615)
Other Income, Net	45,713	80,850
Net Income	299,045	43,235
Members' Equity - Beginning Of Year	146,918	103,683
Members' Distributions	(1,202)	-
Members' Equity - End Of Year	$ 444,761	$ 146,918

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31

	2008	2007
INCREASE (DECREASE) IN CASH		
Cash Flows From Operating Activities:		
Net income	$ 299,045	$ 43,235
Adjustments to reconcile net income to net cash provided by (used by) operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in:		
Prepaid expenses	(2,142)	1,161
Increase (decrease) in:		
Accounts payable and accrued liabilities	30,179	(94,470)
Total adjustments	28,037	(93,309)
Net cash provided by (used by) operating activities	327,082	(50,074)
Cash Flows From Financing Activities:		
Distributions to members	(1,202)	-
Net Increase (Decrease) In Cash	325,880	(50,074)
Cash - Beginning Of Year	166,993	217,067
Cash - End Of Year	$ 492,873	$ 166,993

The accompanying notes are an integral part of these financial statements.

CHICAGO ANALYTIC TRADING COMPANY, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

1 - Nature Of Business

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was organized November 1, 2001, pursuant to the Delaware Limited Liability Company Act. Under the Delaware Limited Liability Company Act, neither a member nor a manager of an LLC is personally liable for a debt, obligation, or liability of the LLC arising in a contract, tort, or otherwise.

The Company claims exemption to Securities and Exchange Commission (SEC) Rule 15c3-3 under subparagraph k(2)(B). The provision of the rule shall not be applicable to a broker or dealer who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers, and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

2 - Summary Of Significant Accounting Policies

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

No provision for federal taxes on income is required since the members report their proportionate share of taxable income in their respective income tax returns. The Company is subject to certain state income taxes.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. The Company clears its securities transactions through another broker-dealer on a fully disclosed basis.

3 - Concentration Of Credit Risk

The Company maintains cash accounts at various financial institutions and has credit risk for balances in excess of federally insured limits.

4 - 401(k) Plan

The Company, along with an entity related by common ownership, sponsored a defined contribution 401(k) plan that covered eligible employees, as defined in the plan. The Company terminated its employees in 2007 and terminated its participation in the plan. The Company made matching contributions of up to 100% of the first 4% contributed by the participants. Employer contributions to the plan for the year ended December 31, 2007 were $465.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2008 AND 2007

5 - Related Party Transactions

During the years ended December 31, 2008 and 2007, the Company acted as an introducing broker to a limited liability company whose managing member is S4 Capital, LLC, a related entity through common ownership. Commissions earned through the trading activity of the limited liability company totaled approximately $294,000 and $16,000 for the years ended December 31, 2008 and 2007, respectively.

The Company owes a party related by common ownership unpaid rent for a terminated lease of $30,320 as of December 31, 2008 and 2007. The Company also owes the related party $29,406 for expenses paid by the related party to be reimbursed under an expense sharing agreement as of December 31, 2008. These expenses include salaries and benefits, rent, utilities, and other expenses.

6 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company's SEC net capital requirement is the greater of $5,000 or 6 2/3% of the total aggregate indebtedness, calculated to be $2,127. As of December 31, 2008, the Company had net capital of $451,527 as calculated in accordance with Rule 15c3-1, which was $446,527 in excess of its SEC required net capital. The Company's net capital ratio was 0.07 to 1.

7 - Clearing Broker Requirements

The Company's clearing broker as of December 31, 2008 and 2007, requires the Company to maintain net equity equal to or greater than the amount required by the SEC net capital rules applicable to a correspondent introducing a broker as described in Note 6 or $100,000. The Company is also required to maintain a cash deposit with the clearing broker of $100,000.

ADDITIONAL INFORMATION

CHICAGO ANALYTIC TRADING COMPANY, LLC

SCHEDULES OF OPERATING EXPENSES
FOR THE YEARS ENDED DECEMBER 31

	2008	2007
Salaries, benefits and payroll taxes	$ 26,372	$ 15,476
Exchange fees	4,277	2,656
Bank charges	3,838	4,703
Computer expenses	19,616	15,716
Contributions	-	38
Office expenses	1,040	23
Professional fees	31,924	21,669
Rental	2,618	-
Licenses	9,248	10,118
Travel and entertainment	284	-
Other expenses	2,405	2,219
Total operating expenses	$ 101,622	$ 72,618

See disclaimer of opinion in Independent Auditors' Report.

CHICAGO ANALYTIC TRADING COMPANY, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2008

Net Capital		
Total members' equity		$ 444,761
Deduct members' equity not allowable for net capital		-
Total members' equity qualified for net capital		444,761
Add:		
No additional items to add		-
Total capital and allowable subordinated borrowings		444,761
Deductions and/or charges:		
Nonallowable assets:		
Other assets	13,205	
Haircuts on securities:		
Money market funds	9,435	
		22,640
Total Net Capital		$ 422,121
Aggregate Indebtedness		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 61,317
Total Aggregate Indebtedness		$ 61,317
Computation of Basic Net Capital Requirement		
Minimum Net Capital Required in Accordance with NASD Regulations		$ 5,000
Excess Net Capital		$ 417,121
Ratio: Aggregate Indebtedness to Net Capital		0.15 to 1
Reconcilation with Company's Computation (included in Part II of Form X-17a-5 as of December 31, 2008)		
Net Capital, as reported in Company's Part II (unaudited) FOCUS report		$ 451,527
Audit adjustment for expense sharing agreement		(29,406)
Net Capital per above		$ 422,121

See Independent Auditors' Report.

MS&Co.

MICHAEL SILVER & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS

EARL E. HOLTZMAN, CPA, R.I.A.
NEIL FRIEDMAN, CPA
HARVEY FAYER, CPA
LARRY ISAACSON, CPA
ELIOT H. ROSENWALD, CPA, CVA
EUGENE J. SOLAR, CPA
STEVEN D. HANDLER, CPA
JOSEPH P. ROZNAI, CPA
BURTON M. EISENBERG, CPA

ERIC A. LARSON, CPA
GREGORY D. TEISTER, CPA
GEORGE F. LUCAS, CPA
MARK D. DeVIENCE, CPA
PHILIP J. KENT, CPA
BERYL REID, CPA
STEPHEN J. SICHROVSKY, CPA
JENNIFER A. BARLIANT, CPA
RONALD A. WEISS, CPA
RONALD E. MIAZGA, CPA, MBA, CVA

Board of Directors
Chicago Analytic Trading Company, LLC

In planning and performing our audit of the financial statements of Chicago Analytic Trading Company, LLC (Company), as of and for the year ended December 31, 2008, in accordance with U.S. generally accepted auditing standards, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purposes of expressing our opinion on the financial statements, but not for the purpose of expressing our opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists

5750 OLD ORCHARD RD. • SUITE 200 • SKOKIE, ILLINOIS 60077 • (847) 982-0333 • FAX (847) 982-0219 • www.msco.net

additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or a combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with U.S. generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors and Members, management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Michael Silver & Co.
Certified Public Accountants

Skokie, Illinois
February 24, 2009

CHICAGO ANALYTIC TRADING COMPANY, LLC

REPORT FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007